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                                                                [E-MAIL MESSAGE]

                                                                     May 8, 1997



A MESSAGE FROM JIM OESTERREICHER TO ASSOCIATE STOCKHOLDERS



You have recently received JCPenney's 1997 Proxy Statement and 1996 Annual Report to Stockholders along with two proxy/voting instruction cards relating to shares of voting stock held in the Company's Savings Plans. The Proxy Statement contains two stockholder proposals, one regarding the Company's classified Board structure and the other regarding the Stockholder Rights Plan. These are substantially similar to proposals submitted by the same proponents in prior years.

Your Board of Directors has carefully evaluated these two proposals and urges you to vote against them for reasons outlined in detail in the Proxy Statement. To so vote, mark the "Against" boxes regarding proposals 4 and 5 on your proxy cards. We are proud that during the past five years, the Company's annual dividend has increased from $1.44 annually in 1993 to $2.14, and the Company's match on your Savings Plans deposits has averaged over 78 cents.

Your proxy/voting instruction cards will be kept confidential from the Company and its directors, officers, and associates.